M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

ali.panjwani@pryorcashman.com

July 31, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Uwem Bassey

Jan Woo

Dave Edgar

Chris Dietz

Re: zSpace, Inc.

Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed on July 22, 2024

File No. 333-280427

Ladies and Gentlemen:

On behalf of our client, zSpace, Inc. (the “Company”), we are responding to the oral comment of Ms. Dietz of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) from a phone conversation on July 29, 2024, in which Ms. Dietz expressed there may be a further review of the difference between the Company’s March 5, 2024 valuation of ***** per share of its common stock pursuant to its equity grants and the estimated price range of the Company’s initial public offering (“IPO”) of ***** per share.

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Price Range

The Company advises the Staff that, on July 22, 2024, representatives of Roth Capital Partners, the lead underwriter for the Company’s IPO, and Craig-Hallum Capital Group (the “Joint Managers”), recommended a preliminary price range of $***** for the IPO (“Price Range”), resulting in a midpoint of the Price Range of *****per share (the “Midpoint Price”) . The Price Range has been estimated based on a number of factors, including the progress of the developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions, and input received from representatives of the Joint Managers based on quantitative and non-quantitative factors.

This Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Joint Managers. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development as compared to the Company, and recent market conditions.

Equity Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards consisting of stock options to its employees and directors.

Securities and Exchange Commission July 31, 2024 Page 2

The Company measures stock-based awards granted to employees and directors based on their estimated fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options and restricted stock awards with service-based and performance-based vesting conditions and records the expense for these awards using the straight-line method or upon completion of the performance condition.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock to be as follows:

Valuation As of Date	Valuation Issue Date	Estimated Fair Value Per Share of Common Stock Underlying Option Grants(1)	Valuation Method
March 31, 2022	August 25, 2022	*****	Hybrid of OPM / Reverse Merger Scenario
December 31, 2022	April 12, 2023	*****	Hybrid of OPM / Reverse Merger Scenario
September 30, 2023	January 24, 2024	*****	Hybrid of OPM / IPO
December 31, 2023	February 7, 2024	*****	Hybrid of OPM / IPO
March 31, 2024	June 17, 2024 (Draft)	*****	Hybrid of OPM / IPO

1March 31, 2022, December 31, 2022 and September 30, 2023 adjusted for 75:1 reverse stock split on December 29, 2023

These estimated fair values per share of common stock were determined by the Board after considering valuation reports from an independent third-party valuation specialist, Carta Valuations, LLC (“Carta”) , as well as other objective and subjective factors as appropriate, including the Company’s business activities and product development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock and the other factors described below. Set forth below in this letter is a discussion of each valuation and equity grant date since September 1, 2022, along with a comparison of the estimated fair value of the Company’s common stock.

Grant Date	Vesting Terms	Number of Shares(1)	Exercise Price per Share(1)	Estimated Fair Value per Share on Grant Date(1)
September 5, 2022	Service-based and Performance-based	*****	*****	*****
December 9, 2022	Service-based and Performance-based	*****	*****	*****
March 5, 2024	Service-based Performance-based	*****	*****	*****
May 10, 2024	Service-based	*****	*****	*****

1March 31, 2022, December 31, 2022 and September 30, 2023 adjusted for 75:1 reverse stock split on December 29, 2023

In preparing the March 31, 2022 valuation, the Company determined its enterprise value using the option pricing model (“OPM”). Because of the Company’s stage of development and other relevant factors, the Company believed that OPM was the appropriate method for valuing the Company’s common stock. The resulting estimated fair value of the Company’s common stock was $*****per share on a non-marketable, minority basis.

Securities and Exchange Commission July 31, 2024 Page 3

March 31, 2022 and December 31, 2022 Valuations

In determining the March 31, 2022 and December 31, 2022 valuations, the Company used a hybrid method of the Going Concern (OPM) and the Reverse Merger scenarios. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of the consummation of the Company’s reverse merger into a SPAC, factoring in the inherent uncertainty associated with being able to complete the reverse merger. The resulting estimated fair value of the Company’s common stock as of March 31, 2022 and December 31, 2022 was $*****and $4.50 per share, respectively, on a non-marketable, minority basis. The key drivers in the determinations included the following:

March 31, 2022	December 31, 2022
The Company exceeded its FY 2021 sales targets, as measured by closed orders. Due to supply chain disruptions, revenue was 90% of plan. Backorders were over $11.0 million at December 31, 2021.	Company had performed strongly over FY 2022. Management was forecasting FY 2022 revenue of $***** million with actual revenue coming in at $***** million, a beat of ~10%.
Gross margin and operating expense improvements led to a reduction in operating loss, when not including supply chain and resulting COVID impacted product end-of-life non-recurring expenditures.	EBITDA loss was smaller than expected with EBITDA expected to be -$9.5M million with actual EBITDA coming in at ($8.2) million.
The Company signed a semi-exclusive distribution and technology partnership with a major PC OEM in December 2021, where the PC OEM and zSpace combine their products to deliver an auto-stereoscopic laptop to the world-wide education market.	Management forecasted $***** million in revenue / EBITDA for FY 2023.
With its return to growth post the COVID impacts in 2020 and early 2021, the Company moved aggressively to implement a program for going public in 2022.	The forecast provided assumed the deSPAC underway was completed.
The Company signed an LOI with a SPAC to complete the deSPAC process and list by December 2022. The transaction would value the Company's enterprise value at $***** million, inclusive of a $*****million earn-out provision, but exclusive of 1 million warrants to be issued to the current shareholders with an exercise price of $***** per share.	The Company had ~$4.1 million of cash on hand, as well as $48.3 million of debt obligations. Approximately, $67.01 million of debt converted into a "Non-Convertible/Voting" preferred share class, as a consideration made by certain investors in order to facilitate the deSPAC transaction.

In the March 31, 2022 and December 31, 2022 valuations, the hybrid and probability-weighted expected return method (“PWERM”) was used to address two scenarios: Going Concern and a Reverse Merger / deSPAC scenario. The following probability weights were assigned to the scenarios at each valuation date.

March 31, 2022	December 31, 2022
Going Concern – 50% Reverse Merger – 50%	Going Concern – 60% Reverse Merger – 40%

The relative probability of each type of future event scenario was based on an analysis of market conditions at the time, including then-current initial public offering valuations of similarly situated companies, and expectations as to the timing and likely prospects of such scenarios.

The Going Concern scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a back-solve method based on a probability-weighted price of the preferred stock tied to its initial issuance price. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For each valuation, the Company used:

	March 31, 2022	December 31, 2022
an implied equity value of approximately	$***** million	$***** million
a probability weighted time to exit after accounting for the Company’s approximation of the time it would take the Company to exit of;	2.00 years	2.00 years
a risk-free interest rate based on the yield of U.S. Treasury bonds as of the valuation date, a maturity which closely approximated the forecasted liquidity horizon of the Company, of; and	2.28%	4.41%
an estimate for expected volatility based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.	77.00%	80.00%

Securities and Exchange Commission July 31, 2024 Page 4

The following discounts for lack of marketability (“DLOM”) were applied to the March 31, 2022 and December 31, 2022 valuations. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

	Going Concern	Reverse Merger
DLOM	35.0%	30.0%

September 6, 2022 and December 9, 2022 Grants

At September 6, 2022 and December 9, 2022, the Board determined that the estimated fair value of the Company’s common stock was $*****per share based on the valuation analysis as of March 31, 2022 and, and other objective and subjective factors as appropriate, including increased complexity of the reverse merger terms and overall volatility in the stock markets, and in the SPAC sector in particular. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the March 31, 2022 valuation date and the grant dates that were not already reflected in the March 31, 2022 valuation.

On June 21, 2023, as more fully described in the Registration Statement, the reverse merger transaction was terminated by the other party to the transaction. As a result, in accordance with the terms of the applicable option agreements, the performance based options terminated.

September 30, 2023, December 31, 2023 and March 31, 2024 Valuations

In determining the September 30, 2023 and December 31, 2023 and March 31, 2024 valuations, the Company used a hybrid method of the Going Concern (OPM) and IPO (common stock equivalent) scenarios. Again, the hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete the IPO. The resulting estimated fair value of the Company’s common stock as of September 30, 2023 and December 31, 2023 and March 31, 2024 was *****, $***** and $***** per share, respectively, on a non-marketable, minority basis. The key drivers in the fair values determined included the following:

September 30, 2023	December 31, 2023	March 31, 2024
The Company achieved $44.7 million in revenue in the last twelve months, representing 50.3% growth when compared to the prior twelve months revenue of $29.2 million;	The Company achieved $42.3 million in revenue in the last twelve months, representing 18.2% growth when compared to the prior twelve months revenue of $35.8 million;	The Company achieved $43.6 million in revenue in the last twelve months, representing 17.3% growth when compared to the prior twelve months revenue of $37.1 million;
The Company entered into manufacturing supply arrangement with a new partner to deliver additional laptop products beginning in early 2024;
The Company gained board approval to move forward via the IPO route, and agreed on its 2023 audit schedule for S-1 financials, with the S-1 expected to be filed in early February 2024; and	The Company expected to exit via IPO as early as September 2024, depending on market conditions;	The Company had filed two DRS amendments based on SEC comments in March 2024 and an annual audit bring-up and SEC Comments were expected in early May 2024;
From early discussions with bankers, the Company expected an enterprise value of approximately $*****million.	The Company had not selected a banker, but based on continued discussions, the Company expected an enterprise value of approximately $***** million; and	The Company engaged Roth Capital Partners as its lead underwriter for the planned IPO, with a target listing by mid-August and the Company submitted its Nasdaq Application. The expected enterprise value remained at approximately $***** million ; and
The Company converted approximately $***** million its existing NCNV Preferred shares and outstanding venture debt to NCNV Series 1, 2, and 3. These shares only convert in case of an IPO, otherwise they were treated as debt.

Securities and Exchange Commission July 31, 2024 Page 5

In the September 30, 2023, December 31, 2023 and March 31, 2024, valuations, the hybrid method and PWERM was used to address two scenarios: Going Concern and an IPO scenario. The following probability weights were assigned to the scenarios at each valuation date.

September 30, 2023	December 31, 2023	March 31, 2024
Going Concern – 60% IPO – 40%	Going Concern – 50% IPO – 50%	Going Concern – 40% IPO – 60%

The relative probability of each type of future event scenario was based on an analysis of market conditions at the time, including then-current initial public offering valuations of similarly situated companies, and expectations as to the timing and likely prospects of such scenarios.

The Going Concern scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a back-solve method based on a probability-weighted price of the preferred stock tied to its initial issuance price. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For each valuation, the Company used:

	September 30, 2023	December 31, 2023	March 31, 2024
An implied company equity value of approximately	$ *****	$ *****	$ *****
A probability weighted time to exit after accounting for the Company’s approximation of the time it would take the Company to exit of;	2.00 years	2.00 years	2.00 years
A risk-free interest rate based on the yield of U.S. Treasury bonds as of the valuation date, a maturity which closely approximated the forecasted liquidity horizon of the Company, of; and	5.03%	4.23%	4.59%
An estimate for expected volatility based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.	85.00%	80.00%	90.00%

Securities and Exchange Commission July 31, 2024 Page 6

The following DLOMs for each scenario were applied to the September 30, 2023 and December 31, 2023 and March 31, 2024 valuations. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

DLOM	September 30, 2023	December 31, 2023	March 31, 2024
Going Concern	35.0%	35.0%	35.0%
IPO	30.0%	25.0%	18.0%

To summarize the above, the Board determined the fair market value for each of the valuation dates is as follows:

	September 30, 2023				December 31, 2023				March 31, 2024
	Going Concern		IPO		Going Concern		IPO		Going Concern		IPO
Company Equity Value ($ Millions)	$	*****	$	*****	$	*****	$	*****	$	*****	$	*****

Common Value per Share
Fully Marketable Value	$	*****	$	*****	$	*****	$	*****	$	*****	$	*****
DLOM		35.0%		30.0%		35.0%		25.0%		35.0%		18.0%
Non-marketable Value	$	*****	$	*****	$	*****	$	*****	$	*****	$	*****
PWERM Weighting		60.0%		40.0%		50.0%		50.0%		40.0%		60.0%
Concluded Fair Market Value	$	*****			$	*****			$	*****

March 5, 2024 and May 10, 2024 Grants

At March 5, 2024 and May 10, 2024, the Board determined that the estimated fair value of the Company’s common stock was $*****per share based on the valuation analysis as of December 31, 2023, and other objective and subjective factors as appropriate. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the December 31, 2023 valuation date, the February 7, 2024 valuation issuance date, and the respective grant dates of March 5, 2024 and May 10, 2024 that were not already reflected in the December 31, 2023 valuation. On June 17, 2024, in keeping with the Company’s periodic independent valuation analysis program, the Company performed a March 31, 2024 valuation and, as of June 17, 2024, determined that the estimated fair value of common stock was $***** per share, taking into consideration the activity to increase the likelihood of a successful IPO subsequent to the completion of the December 31, 2023 valuation issued on February 7, 2024.

The Company has not granted any other equity awards since May 10, 2024.

Comparison of the March 5, 2024 and May 10, 2024 Grant Price and the Price Range

As previously discuss, as is typical in an IPO, the Price Range for the offering was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Joint Managers. In addition to the factors previously discussed above, other factors considered in setting the Price Range included the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen for companies in the technology and education technology market;
•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;
•	an assumption that there would be a receptive public trading market for augmented reality / virtual reality such as the Company; and
•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Securities and Exchange Commission July 31, 2024 Page 7

The Company notes that the difference between the May 10, 2024 and March 5, 2024 grant price and the Price Range is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•	Favorable feedback from potential investors following the “testing the waters” meetings that occurred in May 2024, which suggested that there was investor interest in the Company. This feedback gave the Company confidence that the market would be receptive to the Company’s IPO.
•	The Company’s ability to increase sales, as demonstrated by the 27% growth in bookings to $15.7 million for the quarter ending June 30, 2024 as compared to $12.4 million for the quarter ending June 30, 2023, including an approximate $5.0 million purchase order currently being delivered.
•

Significant improvements to the Company’s capitalization through the successful completion of (i) amendments to the Company’s certificate of incorporation to, among other things, significantly reduce the per share liquidation value of the NCNV Series 1, 2, and 3 preferred stock from $1,000 to $600 per share, and the gross proceeds conversion threshold, subject to the consummation of the IPO, and (ii) agreements with debt holders to extend the maturity of approximately $9.3 million in indebtedness and convert $5.0 million of the Company’s existing indebtedness into common stock upon IPO, thereby increasing the Company’s overall common ownership.

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase the Company’s strategic flexibility and provide enhanced operational flexibility to further commercialize the Company’s existing and new products.

Valuation Methodology-Specific Factors

•

The methodology for determining the December 31, 2023 valuation price that supported the March 5, 2024 and May 10, 2024 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Price Range assumes with 100% probability that the Company completes an IPO and all of the Company’s preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

•

The valuation report prepared by the Company’s third-party valuation specialist in determining the December 31, 2023 valuation price that supported the Board’s determination of the March 5, 2024 and May 10, 2024 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•	The inclusion of other factors by the lead underwriter in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.
•	The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the March 5, 2024 and May 10, 2024 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

Securities and Exchange Commission July 31, 2024 Page 8

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Price Range), the exercise price at which it most recently granted stock options (the March 5, 2024 and May 10, 2024 grant price), the latest valuation (the December 31, 2023 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

If the Staff requires any additional information on the matters contained in this letter, or if the Company can provide the Staff with any other information that will facilitate the Staff’s review, please advise us at your earliest convenience. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Paul Kellenberger
zSpace, Inc.